DCN 20016212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40524

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carter Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Harbor Road
(No. and Street)

Southport	CT	06890
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Carter, 203-349-8372
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carter Capital Corporation, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KAREN E BENJAMIN
Notary Public
Connecticut
My Commission Expires Sep 30, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

CARTER CAPITAL CORPORATION

Report Pursuant to Rule 17a-5(d) of
the Securities and Exchange Commission

Years Ended December 31, 2019 and 2018

CARTER CAPITAL CORPORATION

Years Ended December 31, 2019 and 2018

CONTENTS

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

Shareholders
Carter Capital Corporation
Southport, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Carter Capital Corporation (the "Company") as of December 31, 2019 and 2018, the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information

in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Carter Capital Corporation's auditor since 2009.

PKF O'Connor Davies, LLP

February 24, 2020
Shelton, Connecticut

CARTER CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2019	2018
Assets		
Current assets:		
Cash	**$30,856**	$27,906
Total Assets	**$30,856**	$27,906
Liabilities and Shareholders' Equity:		
Current liabilities:		
Accrued expenses	**$4,198**	$0
Due to related party	**11,708**	0
Total current liabilities:	**$15,906**	$0
Shareholders' Equity		
Common stock, no par value; 10,000 shares authorized, 1,000 shares issued and outstanding	**$21,000**	$21,000
Retained earnings (deficit)	**(6,050)**	6,906
Total Shareholders' Equity	**14,950**	27,906
Total Liabilities and Shareholders' Equity	**$30,856**	$27,906

See notes to financial statements.

CARTER CAPITAL CORPORATION

STATEMENTS OF INCOME

	Year Ended December 31, 2019	2018
Investment banking, advisory fees, and other revenue	**$4,713,684**	$1,675,254
Operating expenses:		
Management and related services	**$4,454,349**	$1,575,000
Professional fees	**11,100**	12,550
Dues and licenses	**13,110**	6,180
Compliance	**860**	711
Miscellaneous	**30**	80
Total Operating Expenses	**4,479,449**	1,594,521
Income before income taxes	**$234,235**	$80,733
State income tax	**17,191**	5,700
Net Income	**$217,044**	$75,033

See notes to financial statements.

CARTER CAPITAL CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock	Retained Earnings (Deficit)	Total
Balance, January 1, 2018	**$21,000**	**$11,873**	**$32,873**
Distribution to shareholders		(80,000)	(80,000)
Net income		75,033	75,033
Balance, December 31, 2018	**$21,000**	**$6,906**	**$27,906**
Distribution to shareholders		(230,000)	(230,000)
Net income		217,044	217,044
Balance, December 31, 2019	**$21,000**	**$(6,050)**	**$14,950**

See notes to financial statements.

CARTER CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2019	2018
Cash flows from operating activities:		
Net income	$217,044	$75,033
Adjustments to reconcile net income to net cash provided by operating activities:		
Accrued expenses	4,198	0
Due to related party	11,708	(709)
Net cash provided by operating activities	232,950	74,324
Cash flows from financing activities:		
Shareholder distribution	(230,000)	(80,000)
Net cash used by financing activities	(230,000)	(80,000)
Net change in cash	2,950	(5,676)
Cash, beginning	27,906	33,582
Cash, ending	$30,856	$27,906

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2018

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:
Carter Capital Corporation (the Company) is a broker – dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was incorporated under the statutes of the State of Connecticut in 1987. The Company was formed to handle specific transactions subject to SEC oversight referred to them by a related party, Carter Morse & Goodrich, Inc. The Company also shares office space and employees with Carter Morse & Goodrich, Inc., which is owned by the Company's shareholders.

Significant accounting policies:

Method of accounting:
The Company utilizes the accrual method of accounting for financial reporting.

Revenue recognition:
The Company adopted Accounting Standards Update (ASU) 2014-09 *Revenue from Contracts with Customers (Topic 606)*. The Company provides advisory services on mergers and acquisitions and capital financings. Revenue for advisory assignments is generally recognized at the point in time that performance under the arrangement is completed (i.e.: the closing date of each transaction). Other non-contingent fees are recognized when the specific performance obligation has been satisfied. Reimbursed expenses related to these transactions are recorded as revenue.

Income taxes:
The Company has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax returns of the shareholders for federal tax purposes.

The State of Connecticut assesses a state income tax for all pass through entities. Accordingly, the financial statements include a provision for state income taxes assessed.

Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing. Consequently, income tax returns for years prior to 2016 are no longer subject to examination by taxing authorities.

Estimates and assumptions:
Management uses estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from the estimates used.

2. **Related party transactions:**
The Company pays fees for management and related services to an affiliate, Carter Morse & Goodrich, Inc. in accordance with an expense sharing agreement. The fees totaled $4,454,349 and $1,575,000 for 2019 and 2018, respectively. The Company borrows and advances funds on an as needed basis with Carter Morse & Goodrich, Inc. Any advances are noninterest bearing and are due on demand. At December 31, 2019 and 2018, there were $11,708 and $0 outstanding, respectively.

3. **Concentrations:**
The Company earned essentially all of its revenue from two clients in 2019 and one client in 2018 as a result of the successful closing of transactions.

4. **Rule 15c3-3:**
The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis. The Company does not take possession or custody of any client funds or securities.

5. **Vulnerability due to regulatory environment:**
The Company operates in a heavily regulated environment. The operations of the Company are subject to the rules and regulations of federal, state and local regulatory agencies, including, but not limited to, the SEC and FINRA, and are subject to change at any time.

6. **Net capital requirements:**
The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The following is a summary of the Company's net capital position at December 31, 2019 and 2018:

	2019	2018
Net capital	**$14,950**	$27,906
Excess of net capital over the requirement	**$9,950**	$22,906
Aggregate indebtedness to net capital	**1.6 to 1**	0.0 to 1

7. **Supplemental disclosure of cash flow information:**
Cash paid during the year ended December 31, 2019 and 2018 for income taxes was $12,993 and $5,700, respectively.

CARTER CAPITAL CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO THE RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2019	December 31, 2018
Credits:		
Shareholders' equity	**$14,950**	$27,906
Net capital	**14,950**	27,906
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000)	**5,000**	5,000
Excess of net capital over minimum requirements	**$9,950**	$22,906
Aggregate indebtedness:	**$15,906**	$0
Ratio of total aggregate indebtedness to net capital	**1.6 to 1**	0.0 to 1

Note: There is no material difference between the computation of Net Capital pursuant to Rule 15c3-1 included in this report and the Company's corresponding December 31, 2019 computation of Net Capital reported to FINRA.

CARTER CAPITAL CORPORATION

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirement of this Rule.

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC General Assessment Reconciliation

Shareholders
Carter Capital Corporation
Southport, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Carter Capital Corporation and the Securities Investor Protection Corporation (SIPC), with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Carter Capital Corporation for the year ended December 31, 2019, solely to assist you and SIPC in evaluating Carter Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Carter Capital Corporation's management is responsible for Carter Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of the supporting cancelled checks (check #1107 for $7,071 dated July 16, 2019), noting no differences;

2. Compared the amounts reported on the financial statements included in the Annual Report for the year ended December 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting revenue schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related revenue schedules and working papers (Focus filings and general ledger) supporting the adjustments, noting no differences; and

5. Compared the amount of prior year overpayment, if any, applied to the current assessment with the Form SIPC-7, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies, LLP

February 24, 2020
Shelton, Connecticut

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

Shareholders
Carter Capital Corporation

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Carter Capital Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

February 24, 2020
Shelton, Connecticut

MEMBER
FINRA
SIPC

Carter Capital Corporation

Exemption Report

February 24, 2020

Carter Capital Corporation (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. l7a-5, "*Reports to be made by certain brokers and dealers*"). This Exemption Report was prepared as required by 17 C.F.R. §240. I 7a-5(d)(l) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240. l5c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k):(2)(i);

(2) The Company met the identified exemption provision in 17 C.F.R. §240. 1 5c3-3(k) for the period January 1, 2019 through December 31, 2019 without exception.

Carter Capital Corporation

I, Michael Carter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]

Michael Carter
President

Personally appeared Michael Carter,
Subscribed and Sworn before me,
a Notary Public, in and for,
County of Fairfield
and State of Connecticut, this
28th day of February, 2020

[signature]
Notary Public

KAREN E BENJAMIN
Notary Public
Connecticut
My Commission Expires Sep 30, 2022